Exhibit 17.2

Bryan Scott Ganz

8 Conant Rd., Weston, MA 02493

April 7, 2016

Board of Directors

Arrhythmia Research Technology Inc.

25 Sawyer Passway

Fitchburg, MA 01420

Gentlemen:

I must respectfully disagree with your statement in the Form 8-K that the Board of Directors considered “issues related to interpretation of Company policy including the Company’s Corporate Governance Guidelines and its Policy and Procedures Regarding Shareholder Communications” when deciding not to nominate me. While I do not know what the Nominating and Governance Committee considered in coming to its decision since you chose not to share this with me, I do know that there was no Board discussion or explanation for the slate presented to the Board. Rather there was the presentation of the recommended slate, my remarks and the vote with no discussion.

I believe that I have complied fully with all Company policies. If any Board members had concern about my compliance with the Company’s Corporate Governance Guidelines or its Policy and Procedures Regarding Shareholder Communications, this was never shared with me. Accordingly, I find it difficult to believe that this was the reason for the decision of the Nominating and Governance Committee and the Board of Directors not to nominate me.

Sincerely,

Bryan Ganz